SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1   )*



                          CONTINENTAL AIRLINES, INC.
                               (Name of Issuer)


                             CLASS A COMMON STOCK
                        (Title of Class of Securities)


                                   210795209
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of   6    Pages




   13G CUSIP No.  210795209                     Page   2    of   6    Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)


                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0
  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           812,584 (1)(2)
      EACH        7    SOLE DISPOSITIVE POWER
   REPORTING
                       0
     PERSON
                  8    SHARED DISPOSITIVE POWER      WITH

                       812,584 (1)(2)
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       812,584 (1)(2)
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       (1)

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       12.4%

  12   TYPE OF REPORTING PERSON*

       HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   774,496 of the  shares reported in line items  6, 8 and 9  represent the reporting person's proportionate  interest in the  Continental Airlines,
      Inc. ("Continental") securities beneficially owned by Air Partners, L.P.
      ("Air Partners"), a Texas limited  partnership of which American General
      Corporation ("American General") is a limited partner.  American General
      disclaims   beneficial   ownership   of   the   Continental   securities



      beneficially owned by Air Partners that are not attributable to the limited partnership interest of American General in such partnership.

(2) Includes the shares of Class A Common Stock issuable upon exercise of 276,315 Class A Common Stock Purchase Warrants beneficially owned by Air Partners and attributable to the limited partnership interest of American General in such partnership.



                                                             Page 4 of 6 Pages


Item 1.
            (a)   Name of Issuer:

                  Continental Airlines, Inc. ("Continental")

            (b)   Address of Issuer's Principal Executive Offices:

                  2929 Allen Parkway
                  Houston, Texas 77019

Item 2.     (a)   Name of Person Filing:

                  American General Corporation ("American General")

            (b)   Address of Principal Business Office:

                  2929 Allen Parkway
                  Houston, Texas 77019

            (c)   Citizenship:

                  Texas

            (d)   Title of Class of Securities:

                  Class A Common Stock

            (e)   CUSIP Number:

                  210795209

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or dealer  registered under Section  15 of  the
                        Act,

            (b)   ( )   Bank as defined in Section 3(a)(6) of the Act,

            (c)   ( )   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act,

            (d)   ( )   Investment Company registered under  Section 8 of  the
                        Investment Company Act,

            (e)   ( )   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

            (f)   ( )   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F),



                                                             Page 5 of 6 Pages


            (g)   ( )   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G), or



                                                             Page 6 of 6 Pages


            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H).

            Not applicable. The shares of Class A Common Stock reported in this statement were issued prior to the effective date of the
            Section  12  registration  statement  filed  by  Continental  with respect to such class of securities; and, therefore, this statement is filed by American General pursuant to Rule 13d-1(c).

Item 4.     Ownership.

            (a)   Amount Beneficially Owned:

                  American General is a limited partner of Air Partners, L.P., a Texas limited partnership ("Air Partners"). On the basis of certain provisions of the Air Partners limited partnership agreement (the "Partnership Agreement"), American General may be deemed to beneficially own the shares of Class A Common Stock and Class A Common Stock Purchase Warrants attributable to its limited partnership interest in such partnership (the "Indirect Shares"). On such basis, American General may be deemed to beneficially own 774,496 shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon exercise of 276,315 Class A Common Stock Purchase Warrants). American General disclaims beneficial ownership of the Class A Common Stock and Class A Common Stock Purchase Warrants beneficially owned by Air Partners that are not attributable to the limited partnership interest of American General in such partnership.

                  An additional 38,088 shares of Class A Common Stock are held by American General Life Insurance Company ("AGL"), an indirect, wholly-owned subsidiary of American General.

            (b)   Percent of Class:

                  As of the date hereof, American General may be deemed to beneficially own 812,584 shares of Class A Common Stock (including the 38,088 shares held by AGL and the Indirect Shares), representing approximately 12.4% of the outstanding shares of Class A Common Stock. Such percentage has been calculated on the basis of 6,577,371 outstanding shares of Class A Common Stock which, in accordance with Rule 13d-1(e) and Rule 13d-3(d)(1)(i), include the 6,301,056 shares of Class A Common Stock reported outstanding in Continental's Form 10-Q dated September 30, 1994, and an additional 276,315 shares of Class A Common Stock issuable upon exercise of Class A Common Stock Purchase Warrants.

            (c) Number of shares as to which such person has sole or shared voting and disposition power:



                                                             Page 7 of 6 Pages


                  American General may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the Indirect Shares.

                  As the ultimate parent of AGL, American General may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the 38,088 shares of Class A Common Stock held by AGL.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            With respect to the Indirect Shares, until shares of Class A Common Stock are distributed to American General in accordance with the terms of the Partnership Agreement, American General does not have the right to receive or the power to direct the receipt of dividends from such securities. Other than Air Partners and its Managing General Partner as to the Indirect Shares, American General knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.



                                                             Page 8 of 6 Pages



Item 10.    Certification.

            Not applicable. As noted in Item 3 above, this statement is filed pursuant to Rule 13d-1(c).



                                  Signature.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN GENERAL CORPORATION


Date:  February 13, 1995                  By:   /s/ PETER V. TUTERS

                                                Peter V. Tuters
                                                Senior Vice President
                                                  Chief Investment Officer





contair/13ga1.bck